FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 28, 2005 (“Research In Motion Announces Security Enhanced, Bluetooth Enabled, Wearable Smart Card Reader")	Page No 2

Document 1

June 28, 2005

FOR IMMEDIATE RELEASE

Research In Motion Announces Security Enhanced, Bluetooth Enabled, Wearable Smart Card Reader

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the BlackBerry® Smart Card Reader™, a lightweight, wearable smart card reader that enables controlled access to BlackBerry devices using Bluetooth technology and advanced AES-256 encryption. The BlackBerry Smart Card Reader is scheduled for Beta release in July 2005.

The BlackBerry Smart Card Reader is a wearable peripheral that is FIPS 140-2 validated and can be used to comply with certain government or corporate security requirements by enabling two-factor authentication for BlackBerry devices and applications. The BlackBerry Smart Card Reader provides support for a variety of industry standard smart cards including the US Department of Defense’s Common Access Card (CAC). The BlackBerry Smart Card Reader also supports S/MIME and can be used in conjunction with the S/MIME Support Package v4.0 for BlackBerry.

“BlackBerry is the leading wireless data platform for government organizations and the BlackBerry Smart Card Reader will be an attractive choice for those organizations that require smart card support and want a less bulky and more user-friendly solution,” said Don Morrison, Chief Operating Officer at RIM.

“The BlackBerry Smart Card Reader combines the convenience of short-range Bluetooth connectivity with the advanced and proven security features of the BlackBerry architecture including the use of AES-based encryption and the ability for IT administrators to set policies to remotely manage the smart card reader like any other asset on the network,” said Scott Totzke, Director of Government Technology at RIM.

SRA International Inc. is a service provider and strategic consulting firm that will work with RIM to deploy the BlackBerry Smart Card Reader within government organizations.

“Security is a top priority for our government clients, and the BlackBerry Smart Card Reader will offer a secure mobile experience for public sector organizations using smart cards for identification and authentication, such as the Department of Defense Common Access Card,” said Jean-Paul Boucher, Director of Wireless Integration Services at SRA International, Inc. (NYSE: SRX) “Previous solutions to enable wireless smart card access are often cumbersome. We are excited to be able to provide our clients with this small, easy-to-implement solution.”

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 28, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller